Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated
3110 West Ray Road, Suite 201
Chandler, AZ 85226
https://globalaircylinderwheels.com/

Up to $1,643,826.24 in Common Stock at $2.24
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GACW Incorporated
Address: 3110 West Ray Road, Suite 201, Chandler, AZ 85226
State of Incorporation: AZ
Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 4,464 shares of Common Stock
Offering Maximum: $1,643,826.24 | 733,851 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.24
Minimum Investment Amount (per investor): $248.64

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 5 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

• USD 5,000 investment, 5% bonus shares

• USD 10,000 Investment, 7% bonus shares

• USD 20,000 Investment, 10% bonus shares

• USD 50,000 Investment, 12% bonus shares

• USD 100,000 Investment, 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Air Cylinder Wheels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.24/ share, you will receive and own 110 shares for $224. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GACW Incorporated, a private c-corporation organized in AZ, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs seven (7) people, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expensive, costly to maintain, and environmentally disastrous. Other verticals are being pursued as well, including military and commerical trucking.

The Company has assembled a patent portfolio of eight (8) [TBC] issued patents - 9399370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, and 11,325,417 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and became GACW Incorporated on November 26, 2019.

Competitors and Industry

The overall global tire market is projected to reach $322 billion in 2022 with projected CAGR of 8.4% between 2016-2024. The non-pnuematic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid-size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

The OTR market is estimated to reach $30 billion in 2022 and is currently the target market for GACW, and the only viable non-pnuematic solution available at this time. The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Currently, we believe there is no other company that offers a solution like the Air Suspension Wheel for massive mining vehicles and equipment. The Company is of the opinion that the mid-size tire market is very congested with several competitors offering alternative products such as solid core tires, airless tires, and mechanical wheels. One such company, Softwheel, based in Israel, has a similar technology to the ASW for use in wheelchairs and automobiles. We are of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from our technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2016, four field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition.

To facilitate more investment, in 2019 the company changed the corporate structure from an LLC to and Inc. The name changed from 2017 LLC dba Global Air Cylinder Wheels to GACW Inc.

The Company is currently working through the Risk Assessment protocols with two global miners. The potential trials would include testing multiple wheel configurations in consideration of future commercial opportunities with mining firms.

The Company's plans for the year 2022 include: a) securing two (2) purchase orders for up to twelve (12) wheels to be field tested with global miners, (b) testing 16 air suspension wheels on an agglomerate drum (Trommel) in Chile, and (c) installing four (4) CAT 994 wheels on a mine site in Australia. Testing and purchase orders estimated to generate $2,000,000 in revenue.

The Company has been granted eight (8) patents and has over 50 international patent applications in process. These applications are particularly made in industrialized or major mining countries.

The Team

Officers and Directors

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, and Treasurer
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Engineering and overall direction of company. Salary: $162,000; Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

- **Position:** Director
  Dates of Service: November 26, 2019 - Present
  Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years:

- **Employer:** 2019, LLC
  Title: President & Owner
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President of Global Sales
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Marketing and Sales. Salary: $96,000; Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

- **Position:** Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Part of the management team

Name: Mark Keenan

Mark Keenan's current primary role is with . Mark Keenan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Non-Executive Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Angel Investor. Salary: $0, no equity compensation.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 01, 2014 - Present
  Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Name: Jan Lorant

Jan Lorant's current primary role is with Gabor Lorant Architects Inc.. Jan Lorant currently services a few hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Non-Executive Director
  Dates of Service: January 31, 2022 - Present
  Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years:

- **Employer:** Gabor Lorant Architects Inc.

Title: Owner / Principal
Dates of Service: March 01, 1987 - Present
Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

- **Employer:** Lorant Group Inc.
  Title: President
  Dates of Service: January 01, 1990 - Present
  Responsibilities: Manage the operations and the design/marketing of products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $ 1,6 M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational Air Suspension Wheel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in

the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Air Suspension Wheel. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GACW Inc. was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns twelve patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GACW Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GACW Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	39,469	Common Stock	47.3%
Dr. Zoltan Kemeny	8,400,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and 12% Secured Convertible Redeemable Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 733,851 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,631,564 outstanding.

Voting Rights

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes include 3,035,582 shares that may be issued pursuant to outstanding warrants.

The total amount outstanding includes include 859,688 shares that may be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1.25 votes per share

Material Rights

There are no material rights associated with Preferred Stock.

12% Secured Convertible Redeemable Note

The security will convert into Common shares and the terms of the 12% Secured Convertible Redeemable Note are outlined below:

Amount outstanding: $1,389,715.66
Maturity Date: December 31, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At the Noteholder's option

Material Rights

There are no material rights associated with 12% Secured Convertible Redeemable Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,389,715.66
  Use of proceeds: Engineering, design, computer simulation, fabrication, shipping and general working capital
  Date: May 15, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Engineering, design, fabrication, shipping and general working capital

Date: September 30, 2019
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 103,000
  Use of proceeds: General working capital
  Date: November 15, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $807,875.00
  Number of Securities Sold: 1,702,166
  Use of proceeds: Engineering, fabrication, shipping and general working capital
  Date: January 20, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 8,000
  Use of proceeds: General working capital
  Date: September 16, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $820,864.00
  Number of Securities Sold: 2,610,975
  Use of proceeds: Patent expenses, interest payments, engineering and design, and general working capital
  Date: November 28, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,400,000
  Use of proceeds: Founders Stock
  Date: November 26, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $30,307.00
Number of Securities Sold: 60,614
Use of proceeds: General working capital
Date: September 15, 2020
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,256,231
  Use of proceeds: Shares issued on conversion of debt
  Date: September 10, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $3,357,879.00
  Number of Securities Sold: 1,918,788
  Use of proceeds: Working Capital/R&D
  Date: May 04, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $38,125.00
  Number of Securities Sold: 41,078
  Use of proceeds: Working Capital
  Date: January 28, 2022
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Working Capital
  Date: September 10, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $272,116.00
  Number of Securities Sold: 643,165
  Use of proceeds: Working Capital
  Date: July 31, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

There has been no revenue on the books yet, as these are booked as deferred revenue in 2021, and accounts receivable in 2022. Therefore, our revenue is $0 for 2020 and 2021.

Cost of sales

Since no sales have been finalized yet, the costs of sales is zero. The cost of manufacturing has increased due to the higher raw material prices. Polyurethane has gone up by roughly 180%. Therefore, from the time of placing the order with the manufacturer until the time of making the PU shoes, the cost increased significantly. However, the ASW is still in its development stage, and every contribution by a customer is seen as a reduction of strain on the cashflow of the company.

Gross margins

The forecasted gross margins have decreased due to the increased manufacturing costs (see above), however, GACW believes that once we have a final proven product, the sales price can be adjusted accordingly. We are still in a pre-sale stage so our gross margins for both years are $0.

Expenses

The Company's expenses consist of research and development, advertising/marketing, insurance, legal & professional fees, office/G&A, travel, and interest. Expenses in

2021 decreased $295,677 from 2020, going from $2,057,331 net losss to 1,761,654. The Company has reduced the monthly burn rate by letting go of some consultants during the manufacturing period. Due to more issued patents, the cost of patent attorneys has increased, so has the cost of insurances.

Historical results and cash flows:

The product is still in the R&D phase, and therefore will be capital heavy at the moment. Once there is a minimal viable product, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and worked through Start Engine. In the future, we expect license deals and profit generating revenues. Based on all this, we do not believe our company's historical performance is indicative of future resilts once we have progressed beyond the R&D phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand is $567,423 as of July 1, 2022. No other loans or lines of credit currently available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through SE is essential for the continuation of the company, however, if we don't raise the desired amount on StartEngine, GACW does have private investors backing the company as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we consider the funds from this raise necessary to the viability of our company. Approximately 50% of company funds will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current burn rate: $ 175,000/month. With the cash on hand and the accounts receivable, we are able to operate for about about six months. Please see bullet point 2 in our valuation explanation for a description of our anticipated expenses.

How long will you be able to operate the company if you raise your maximum funding

goal?

We anticipate being able to operate for about 18 months if we reach our maximum funding goal. This would entail no increase to our current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, several companies are willing to buy licenses, offer lines of credit, or directly invest into the company.

Indebtedness

- **Creditor:** Wheels Investment LLC
  Amount Owed: $1,389,716.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022
  See Related Party transactions for details.

- **Creditor:** Wheels Investment LLC
  Amount Owed: $6,611.00
  Interest Rate: 0.0%

- **Creditor:** Baldev Sangara
  Amount Owed: $73,198.00
  Interest Rate: 24.0%

Related Party Transactions

- **Name of Entity:** Wheels Investment LLC
  Names of 20% owners: Mark Keenan and David Dore
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Secured Loan of USD 1,389,980
  Material Terms: USD 1,389,980 with a maturity date of December 31st, 2022, interest rate of 12% (annually), secured against the IP portfolio. This note may convert into stock before the maturity date. If redeemed, Wheels LLC will receive 10% of all outstanding stock as common stock as a kicker.

- **Name of Entity:** Wheels Investment LLC
  Names of 20% owners: Mark Keenan and David Dore
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan of $6,611.

Material Terms: $6,611 with no maturity date and no interest.

Valuation

Pre-Money Valuation: $39,970,598.08

Valuation Details:

GACW set its valuation based on an analysis of the following factors:

1. Four new issued patents for a total of eight issued patents and pending patents.

The Company's patent strategy is focused on (a) filing of a patent application with the US authorities, and (b) filing a PCT application, which provides a placeholder application in 153 countries. The PCT application provides coverage for 18 months by which time the Company must initiate the application for a full patent application in each nominated country where we seek protection.

The Company has assembled a patent portfolio of eight (8) issued patents - 9399370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, and 11,325,417 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has PCT applications filed.

2. 2022 estimated revenue of $2,000,000.

The Company projects sales in two or three separate mine locations for a total of 18 tires at an average price of an average of $150,000 for a total of $2,700,000. The Company then discounted this number by 25% to remain conservative to get to a revenue number of $2,025,000, which we rounded down to $2.0M. The Company also projects costs of goods sold at $1.7M, operating expenses of $976K, EBITDA of ($676K), and net income of ($863K).

3. PO received from an US based mining company.

This company issued a PO for a large truck size, the CAT 793, for all wheel positions. This will already count towards our renevue goal for 2022. This company has a fleet of 40 of CAT 793 trucks which could generate a renevue over $40M

4. GACW has attracted the attention of some major international mining supplying companies that may be interested in license deals or even further cooperation. These companies have the network and the potential to supply to the entire mining industry globally.

5. Successful previous raise which resulted in a $31,000,000 post-money valuation.

6. Softwheel, a private company based in Israel, has a similar technology pursuing automotive and wheelchair applications. In 2018, Softwheel raised $25 million with valuation of $140 million. (Source: calcalistech.com).

7. Company has previously raised approximately a total of $3 million through the sale of equity and convertible notes.

Based on the factors above, GACW believes that it is worth a pre-money valuation of $39M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock;

In making this calculation we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,389,715.66 in Convertible Redeemable Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,643,826.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  3.0%
  Social media, print, video, and press releases

- *Research & Development*
  50.5%
  Engineering, design, fabrications, trials, contractors, wages

- *Insurance*
  10.0%
  Health, liability, and D&O Insurance

- *Legal & Professional*
  5.0%
  Attorney and Accountant

- *Operations*
  21.0%
  Contractors, IP, Office Rent/Supplies, Utilities

- *Travel*
  5.0%
  Travel

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://globalaircylinderwheels.com/ (n/a).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gacw

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GACW Incorporated

[See attached]

GACW INCORPORATED

Financial Statements and
Independent Auditors' Report

December 31, 2021 and 2020

GACW INCORPORATED

Years Ended December 31, 2021 and 2020

Table of Contents

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
GACW Incorporated
Chandler, Arizona

Opinion

We have audited the accompanying financial statements of GACW Incorporated (a C-corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GACW Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GACW Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 3, 2022

GACW INCORPORATED
BALANCE SHEETS

December 31, 2021 and 2020

Assets

		2021		2020
Current assets				
Cash and cash equivalents	$	**50,883**	$	37,310
R&D refundable tax credit receivable		**711**		37,964
StartEngine escrow receivable		**55,954**		-
Inventory (deposit)		**829,894**		-
Prepaid expenses		**37,735**		25,530
Related party receivable		**28,827**		2,584
Total current assets		**1,004,004**		103,388
Patents, net		**356,722**		361,210
Software, net		**5,330**		6,929
Total assets	$	**1,366,056**	$	471,527

Liabilities and Stockholders' Equity (Deficit)

		2021		2020
Current liabilities				
Accounts payable	$	**1,002,239**	$	181,666
Accrued liabilities		**24,779**		70,617
Settlement liability		**80,000**		17,500
Deferred Revenue		**176,400**		-
Note payable, net of discount		**73,198**		53,761
Current portion of convertible notes payable		**1,396,327**		6,611
Total current liabilities		**2,752,943**		330,155
Long term liabilities				
Warrant liability		**113,063**		56,466
Convertible notes payable, net of current portion		-		1,389,716
Total long term liabilities		**113,063**		1,446,182
Total liabilities		**2,866,006**		1,776,337
Stockholders' equity (deficit)				
Preferred stock, no par value, 10,000,000 shares authorized; 9,400,000 and 9,500,000 shares issued and outstanding, respectively		**-**		100,000
Common stock, no par value, 20,000,000 shares authorized; 7,079,423 and 4,477,553 shares issued and outstanding, respectively		**4,092,367**		2,397,900
Preferred stock - to be issued		**-**		-
Common stock - to be issued		**31,050**		64,307
Additional paid-in capital		**34,784**		29,480
Retained earnings		**(5,658,151)**		(3,896,497)
Total stockholders' equity (deficit)		**(1,499,950)**		(1,304,810)
Total liabilities and stockholders' equity (deficit)	$	**1,366,056**	$	471,527

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020

	2021	2020
Operating expenses		
Professional fees	**$ 708,078**	$ 218,129
R&D expense	**115,212**	305,902
General and administrative	**106,422**	113,871
Payroll and related expense	**237,273**	214,744
Contractor expense	**301,895**	366,036
Amortization expense	**6,087**	1,066
Total operating expenses	**1,474,967**	1,219,748
Operating loss	**(1,474,967)**	(1,219,748)
Other income (expense)		
Interest expense	**(186,805)**	(781,387)
Settlement expense	**(80,000)**	(17,500)
Amortization of note discount	**(19,437)**	(19,977)
Change in fair value of warrant liability	**-**	(12,898)
Exchange gain (loss)	**(445)**	(5,821)
Total other income (expense)	**(286,687)**	(837,583)
Net loss	**$ (1,761,654)**	$ (2,057,331)

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Preferred Stock	Common Stock			
	Shares	Amount	Shares	Amount	To be issued	To be issued	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2019	9,400,000	$ -	500,000	$ -	$ 100,000	$ -	$ -	$ (1,839,166)	$ (1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265		5,000	-	-	889,265
Common shares issued as compensation	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and interest	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued expenses	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-	-	-	-	19,933	-	19,933
Warrants issued for patents	-	-	-	-	-	-	11,210	-	11,210
Stock based compensation - options	-	-	-	-	-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-	-	-	-	39,414	-	39,414
Warrants issued in CAD	-	-	-	-	-	-	(43,568)	-	(43,568)
Net loss	-	-	-	-	-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	100,000	4,477,553	2,397,900	-	64,307	29,480	(3,896,497)	(1,304,810)
Preferred share conversion	(100,000)	(100,000)	103,000	100,000	-	-	-	-	-
Common shares to be issued for cash	-	-	10,000	5,000	-	(5,000)	-	-	-
Common shares to be issued as compensation	-	-	151,841	59,307	-	(59,307)	-	-	-
Common shares issued for cash	-	-	1,583,692	571,421	-	300	-	-	571,721
Common shares issued for cash, net of offering expense	-	-	645,335	899,739	-	-	-	-	899,739
Common shares issued as compensation	-	-	18,000	9,000	-	30,750	-	-	39,750
Common shares cancelled for employee settlement	-	-	(319,761)	-	-	-	-	-	-
Common shares issued for employee settlement	-	-	309,763	-	-	-	-	-	-
Warrants exercised	-	-	100,000	50,000	-	-	-	-	50,000
Stock based compensation - options	-	-	-	-	-	-	61,901	-	61,901
Warrants issued in CAD	-	-	-	-	-	-	(56,597)	-	(56,597)
Net (loss)	-	-	-	-	-	-	-	(1,761,654)	(1,761,654)
Balance, December 31, 2021	9,400,000	$ -	7,079,423	$ 4,092,367	$ -	$ 31,050	$ 34,784	$ (5,658,151)	$ (1,499,950)

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

		2021		2020
Cash flows from operating activities				
Net loss	$	(1,761,654)	$	(2,057,331)
Adjustments to reconcile net income to net cash				
provided by (used in) operating activities:				
Amortization		25,524		21,043
Gain (loss) in warrant FMV		-		12,898
Stock based compensation		101,651		128,999
Penalty interest on note		-		550,000
(Increase) decrease in assets:				
R&D refundable tax credit		37,253		(37,964)
Inventory		(829,894)		-
Stock escrow receivable		(55,954)		-
Prepaid expense		(12,205)		(25,530)
Related party receivable		(26,243)		(2,584)
Increase (decrease) in liabilities:				
Accounts payable		820,573		168,371
Accrued liabilities		(45,838)		287,630
Deferred revenue		176,400		
Settlement liability		62,500		17,500
Net cash used in operating activities		(1,507,887)		(936,968)
Cash flows from investing activities				
Purchase of software		-		(7,995)
Net cash used in investing activities		-		(7,995)
Cash flows from financing activities				
Proceeds from notes payable		-		6,611
Proceeds from convertible debenture		-		73,198
Proceeds from common stock		1,471,160		-
Proceeds from warrants exercised		50,000		884,265
Proceeds from common stock - to be issued		300		5,000
Net cash provided by financing activities		1,521,460		969,074
Net increase (decrease) in cash and cash equivalents		13,573		24,111
Cash and cash equivalents at beginning of year		37,310		13,199
Cash and cash equivalents at end of year	$	50,883	$	37,310
Supplement Noncash Investing and Financing Activities				
Shares issued for note conversion		-		550,000
Shares & warrants issued for patents		-		361,210
Capitalization of Interest		-		389,716
Warrant liability for FX warrants		56,597		40,793
Beneficial conversion note discount	$	-	$	39,414
Supplemental Disclosure				
Interest paid	$	-	$	-
Taxes paid	$	122	$	399

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of GACW Incorporated ("GACW" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

GACW Incorporated was formed in 2013, is a C-Corporation and is headquartered in Chandler, Arizona.

GACW (Global Air Cylinder Wheels) is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and lies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts under federally insured limits.

R&D Tax Credit Receivable

The Company applied and qualified for with the Arizona Commerce Authority a refund of a portion of the Company's 2020 tax year excess R&D Credit. The Company was issued a certificate of qualification providing for approval of a maximum refund in the amount of $37,964. During 2021, the Company received a refund of $37,253.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of deposits for wheel production; no inventory was on hand as of December 31, 2021. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $16,270 and $6,291 for the years ended December 31, 2021 and 2020, respectively, and are included in the general and administrative expense line item on the statements of operations.

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2020 and 2021 that were valued using the Binomial option pricing model and were calculated using level three inputs. The following table show balance sheet accounts measured on a recurring basis as of December 31, 2020 and 2021.

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 56,484	$ 56,484
	$ -	$ -	$ 56,484	$ 56,484

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 113,063	$ 113,063
	$ -	$ -	$ 113,063	$ 113,063

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As the patents have not yet been issued, no amortization was recorded. During the year ended December 31, 2021, 8 of the pending patents were granted. Accumulated amortization of $4,488 was recorded for the year ending December 31, 2021. These patents are pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4.

	2021	2020
Patents	**$ 361,210**	$ 361,210
Accumulated amortization	**(4,488)**	-
Patents, net	**$ 356,722**	$ 361,210

Note 3 – Software

In April of 2020, the Company purchased software in the amount of $7,995. The software was assigned a useful life of five years. Company recorded $2,665 and $1,066 of amortization expense for the year ending December 31, 2021 and 2020, respectively.

	2021	2020
Software	**$ 7,995**	$ 7,995
Accumulated amortization	**(2,665)**	(1,066)
Software, net	**$ 5,330**	$ 6,929

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	2021	2020
Convertible note payable to a related party with an interest rate of 12%. Note is secured and maturity date is December 31, 2022. The patents owned by GACW are pledged as collateral for this note. The note can be converted on or before June 30, 2022 at the lesser of $0.315 per share or the lowest price per share offered by the Company in a sale of its capital stock.	**$ 1,389,716**	$ 1,389,716
Note payable to a related party with an interest rate of 0%. Note is unsecured and due upon demand.	**6,611**	6,611
Convertible debenture in the amount of $100,000 CAD. The initial note discount was $39,414 and the Company recorded $19,977 in amortization in 2020. The debenture bears interest at 24% per annum. The maturity date is June 18th of 2021. At any time prior to the maturity date, the holder may exercise the debenture into units at price per unit that is the lowest of $0.76 CAD or the lowest value per common share in a financing, or the price or deemed price attributed to the common shares pursuant to a going public transation. Each unit consists of one common share and one common share purchase warrant. Each warrant shall entitle the holder thereof to acquire one common share at an exercise price of $1.00 CAD per share for a period of three years following the date of issuance. As of December 31, 2021, the note was not converted and the convertible option of the note payable has expired.	**73,198**	53,761
Total notes payable	**1,469,525**	1,450,088
Current portion of notes payable	**(1,469,525)**	(60,372)
Total notes payable, net of current portion	**$ -**	$ 1,389,716

Future minimum payments for each of years ended December 31 are as follows:

2022	$ 1,469,525
2023	-
2024	-
2025	-
2026	-
Thereafter	-
	$ 1,469,525

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $5,658,151, is pre-revenue, and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.
There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

The Company has the authority to issue no par value, 20,000,000 shares of common stock in such classes as the Company deems appropriate.

During 2020, the Company issued 1,856,104 shares of common stock for cash proceeds of $884,265 and additional 10,000 shares to be issued in the amount of $5,000. The Company issued 118,000 shares of common stock for services valued at $47,268 and additional 151,842 shares to be issued valued at $59,307 along with 508,500 warrants valued at $19,933. As described in Note 4, the Company issued 1,256,231 shares of common stock for conversion of an outstanding convertible note in the amount of $1,100,000. The Company issued 51,959 shares of common stock in exchange for outstanding related party accrued expenses valued at $16,367. The Company issued 695,259 shares of common stock in exchange for a group of 29 patents along with 324,266 warrants valued at $11,210.

During 2021, the Company issued 2,229,027 shares of common stock for cash proceeds of $1,471,160 and an additional 952 shares to be issued in the amount of $300. The Company issued $18,000 shares of common stock for services valued at $9,000 and an additional 76,713 shares to be issued valued at $30,750. 100,000 shares of preferred stock were converted to 103,000 shares of common stock; and the 151,842 shares to be issued valued at $59,307 was issued during 2021. The Company issued 10,000 shares of common stock to be issued valued at $5,000. During 2021, 100,000 warrants valued at $50,000 were exercised for 100,000 common shares. As described in Note 12, the Company cancelled 319,761 common shares and issued 309,763 common shares as a result of a settlement with a former employee.

Note 7 – Preferred Stock

The Company has the authority to issue 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

During 2020 the 100,000 preferred shares to be issued were issued; no other preferred stock transactions occurred. As of December 31, 2020, the Company had 9,500,000 preferred shares issued and outstanding.

In 2021, the Company converted 100,000 preferred shares to 103,000 common shares as part of a settlement with a former employee as described in Note 12. As of December 31, 2021, the Company had 9,400,000 preferred shares issued and outstanding.

Note 8 – Stock Options

During 2020, the Company issued a 2020 stock option plan in which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the year ended, the Company issued 600,000 options. These vest over a period of four years and were issued on December 15, 2020. As of December 31, 2020, 0 options were exercised, and 0 options have expired.

During 2021, the Company issued an additional 620,000 options. These vest over a period of four years and were issued on February 15, 2021. As of December 31, 2021, 327,500 options were forfeited, 0 options were exercised, and 0 options have expired.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in $61,901 and $2,491 of stock-based compensation related to the vested portion of those options recorded in 2021 and 2020, respectively. The remaining $180,315 of the stock-based compensation will be expensed over the remaining three years and 10 months.

See the table below for options outstanding as of December 31, 2021 and 2020:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number of Options Exercisable
Outstanding at December 31, 2019	-	$ -	-	-
Granted	600,000	0.315	11.50	150,000
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2020	600,000	0.315	11.50	150,000
Granted	620,000	0.315	11.50	116,251
Exercised	-	-	-	-
Forfeited	(327,500)	0.315	11.42	-
Expired	-	-	-	-
Outstanding at December 31, 2021	892,500	$ 0.315	10.86	266,251

Note 9 – Warrants

The fair value of the warrants issued during the year issued was measured at the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	For the year ended December 31, 2021
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	99%
Risk free interest rate	0.16 - .50%
Expected life	1 year
Expected divdend rate	0%
Fair value of warrants	$83,943

Breakdown of the warrants outstanding as of December 31, 2021 and 2020 are detailed below:

	Warrants outstanding as of December 31, 2021	Warrants outstanding as of December 31, 2020	Remaining contractual life term as of December 31, 2021	Remaining contractual life term as of December 31, 2020
Patents	-	324,266	-	2.89 years
Subscription Sales	565,346	767,167	1 year	2.06 -3 years
Legal Settlement	-	200,000	-	3 years
Total	565,346	1,291,433		-

During the year ended December 31, 2020, 0 warrants in USD were exercised and 0 warrants have expired. During the year ended December 31, 2021, 100,000 warrants for $50,000 USD were exercised and 0 warrants have expired.

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-classified as liability at date of issuance and revalued at December 31, 2021. The fair value of the warrants was measured on December 31, 2021, using the Binomial option pricing model using the following assumptions:

	For the year ended December 31, 2021
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	122%
Risk free interest rate	0.16 - .50%
Expected life	1 year
Expected divdend rate	0%
Fair value of warrants	$113,063

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2021 and 2020 are detailed below.

	Warrants outstanding as of December 31, 2021	Warrants outstanding as of December 31, 2020	Remaining contractual life term as of December 31, 2021	Remaining contractual life term as of December 31, 2020
Subscription Sales	766,500	568,022	1 year	2.89 years
Broker Warrants	-	17,480	-	2.16 -3 years
Total	766,500	585,502		-

During the year ended December 31, 2020, $43,586 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $12,898 warrant liability was recorded. During the year ended December 31, 2020, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

During the year ended December 31, 2021, $56,597 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, $0 additional warrant liability was recorded. During the year ended December 31, 2021, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

Note 10 – Related Party Transactions

The Company has a dormant subsidiary, CACW based in Canada. To date there has been no activity in the related subsidiary.

A director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020. During 2021, $166,766 in interest-only payments were accrued and paid. The balance of this loan was $1,389,980 as of December 31, 2021.

On September 30, 2019 the Company entered into an unsecured loan agreement with Wheels Investment, LLC. The balance of this loan was $550,000. On September 10, 2020 the $550,000 was converted to equity. A penalty of $550,000 was accrued and also converted to equity on September 10, 2020. The total number of shares issued for this balance was 1,256,231. The balance of this loan was $0 as of December 31, 2020.

Wheels Investment, LLC advanced $350,000 for patent expenses. GACW issued 694,984 shares in exchange for this advance. These patents are pledged to Wheels Investment, LLC as collateral for the secured loan as described in Note 4.

Note 11 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2018 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $5,500,000 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $1,410,000 and the valuation allowance is $1,410,000 which nets to a deferred tax asset of $0 as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020, was approximately $950,000 representing a change of $460,000 on the allowance from 2020 to 2021.

Note 12 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2020, there was a claim brought by a former employee. A settlement agreement was reached in the amount of $17,500 to be paid subsequent to year end and 200,000 warrants as described in Note 9. The settlement liability of $17,500 is recorded as a liability on the balance sheet.

During 2021, there was a claim brought by a former employee. Subsequent to year end, a settlement agreement was reached in the amount of $80,000. The settlement liability of $80,000 is recorded as a liability on the balance sheet.

During 2021, there was a claim brought by a former employee. A settlement agreement was reached which resulted in the cancellation of 310,761 shares of common stock and the issuance of 309,763 shares of common stock. The employee also retained 37,500 options, redeemable at $.315 per share and expiring June 30, 2022. The stock-based compensation expense was included as described in Note 8.

During 2021, there was a claim brought by a company for unpaid invoices. A settlement agreement was reached in the amount of $340,000 to be paid subsequent to year end. The settlement amount was included as a liability on the balance sheet as a part of accounts payable on the balance sheet.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 13 – Subsequent Events

A total of 1,314,531 common shares were issued in 2022 as set out below:

- Employee salary was converted to 1,715 common shares at $1.75
- 26,713 common shares to be issued were issued at a share price range of $.315 - $1.75.
- 11,500 common shares issued at $1.75. 1,150 common shares were issued as a bonus at $0.
- Through the Company's StartEngine platform, 1,273,453 common shares were issued at $1.75.

As described in Note 12, a settlement was reached with a former employee on February 2, 2022. The settlement liability was accrued on the balance sheet at December 31, 2021.

Management has evaluated subsequent events through June 3, 2022, the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which would require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Global Air Cylinder Wheels (GACW)

Greentech Rolling Forward


THE REVOLUTIONARY WHEEL
THAT DITCHES THE DIRTY RUBBER TIRE

Website | Chandler, AZ | DESIGN | ENGINEERING

GACW INCORPORATED, based in Phoenix, Arizona, has literally reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire. Our patented Air Suspension Wheel (ASW) is an airless mechanical wheel constructed primarily of steel with in-wheel pneumatic suspension.

$50,906 raised

$3,355,912 previously crowdfunded

40 Investors	$40M Valuation
$2.24 Price per Share	$248.64 Min. Investment
Common Shares Offered	Equity Offering Type
$1.64M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates [1] | Comments | Follow

Reasons to Invest

- Patented, green technology that provides a cost effective alternative to rubber tires.
- The overall global tire market is projected to reach $322 billion by 2022. Near term commercialization into an expected $30 billion Off-The-Road (OTR) market, with potential adoption into other industries such as construction, agriculture, forestry, automotive, trucking, bicycles, wheelchairs, and armored vehicles.
- Global miners have completed testing of GACW's wheel solution with encouraging results. Three additional operational Beta tests are to commence at mines sites in 2022, which may lead to full implementation. Our solution reduces operating costs, improves safety and creates a better overall environmental footprint.



"The ASW is easily the largest innovation in the OTR/truck space since the introduction of the radial tire over 20 years ago."
Brownfield Engineering, Australia

**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

OVERVIEW

A New Kind of Wheel That Ditches Dirty Rubber

What happens to a tire once it has outlived its usefulness?
Unfortunately, it is often not recycling. Instead, old tires are frequently buried or burned, releasing harmful chemicals and heavy metals into groundwater and air. Tires that end up in landfills waste space and fill up with water that provides breeding grounds for disease-carrying pests such as mosquitoes.

Global Air Cylinder Wheels (GACW) seeks to change all that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle they transport. Better yet, these wheels are 100% recyclable upon their well-earned retirement.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Global Air Cylinder Wheels (GACW):

$248+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family
First 2 days | 15% bonus shares
0 days 20 hours 2 mins 30 secs

$5,000+ Investment
$5,000+
5% bonus shares

$10,000+ Investment
$10,000+
7% bonus shares

$20,000+ Investment
$20,000+
10% bonus shares

$50,000+ Investment
$50,000+
12% bonus shares

$100,000+
Investment

$100,000+

15% bonus shares


RUBBER TIRES ARE EXTREMELY POLLUTIVE


AIR SUSPENSION WHEELS ARE THE SOLUTION
100% recyclable upon their well-earned retirement.

THE PROBLEM

Rubber Tires Are Harmful to the Environment, Dangerous for Workers & Expensive to Maintain

An industry that uses and disposes rubber tires at an alarming rat, is the mining industry. With over 35,000 open-pit mines globally, the number of environmentally damaging tires disposed of each year is staggering. A study published in the International Journal of Environmental Research and Public Health, estimated that tires account for as much as 10% of overall microplastic waste in the world's oceans. A report by the International Union for Conservation of Nature raised that number to 28%.


RUBBER TIRES AREN'T BEING RECYCLED
TOTAL OTR % USED TIRE FATE
3%
81%
3%
10%
Civil Engineering
Onsite disposal (mining, other OTR)
Stockpiles (>5,000)
Dumping dispersed
Landfill
Export

One (1) giant rubber Off-The-Road (OTR) mining tire weighing 13,000 lbs contains 500 gallons of renewable blend oil, 4,000 lbs of carbon black, 2,000 lbs of steel, and over 3 million cu. ft. of synthetic gas (Titan International, June 2014). At the end of its useful life, the tire is disposed of on-site, repurposed or buried because recycling is often too expensive. A report by Tyre Stewardship Australia produced in June 2020 found that 81% of OTR tires are disposed of onsite at the end of their lifetime.

OTR RUBBER TIRES ARE PROBLEMATIC



ROCK CUTS & SIDEWALL DAMAGE



RIM CORROSION



LOW DURABILITY



EXPLOSIONS



OVERHEATING



PROTECTIVE CHAINS

Rubber tires are expensive

Tires are the mining industry's largest expense after payroll. Rapid wear and tear caused by impact, rock cuts, and extreme and uneven loading means the lifespan of an expensive mining tire is short. Mining companies are forced to use "Band-Aid" solutions such as patch up repairs, tire pressure monitoring, tire retreading, tire cooling systems, and tire rotation to extend the tire's useful life. One (1) 13,000 lb. OTR mining tire can cost over $75,000 and only lasts six to nine months. That is a large expense for a product that does not last.

Rubber tires are a safety hazard

Beyond these serious environmental and budget concerns, off-the-road mining tires represent a huge safety problem for maintenance crews due to potential explosions from overheating, improper inflation or installation, and lightning strikes. Overheating is the most critical operational issue facing rubber tires. Rubber is an amazing insulator, so when it heats up, if the heat is not dissipated, it builds up, increasing the tire's pressure and becomes an immense safety problem. When explosions do occur, they are often fatal with blast areas up to 400 meters.

RECYCLING OF RUBBER TIRES IS COSTLY AND DANGEROUS

OTR market is 1% by UNIT volume and 20% by WEIGHT of the tire market


Most tires are not recycled; they are “repurposed” or buried when mines terminate.
Recycling is very costly and dangerous.
Tire dump fires and pest infestation. Extremely harmful to environment.
No federal regulations yet. Not considered a hazardous material.

THE SOLUTION

A Wheel That is an Eco-Friendly Capital Asset Rather Than an Expensive, Polluting Consumable

The Air Suspension Wheel (ASW) is an eco-friendly solution constructed almost entirely of steel. No more overheating tires, no more explosions.

It is an airless mechanical wheel that combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. Customized polyurethane or steel tread configurations are bolted to the outer drum in segments. These individual treads can be replaced without removing the wheel, a lengthy process that takes up to eight (8) hours with a rubber tire.


423

**Image of GACW's Air Suspension Wheel. The Company has manufactured 22 more ASWs to be tested , the Air Suspension Wheel is not yet available on the market.*

The ASW is so much more than just another wheel



**Image of GACW's Air Suspension Wheel. The Company has manufactured 22 more ASWs to be tested , the Air Suspension Wheel is not yet available on the market.*

The ASW is a product designed to have the same lifespan as the vehicle itself (approximately 20 years), meaning fewer replacement costs and less time spent swapping out damaged tires. The ASW can become part of the vehicle and has the potential to become a capital asset. Unlike tires, the ASWs can be leased, with a 15% residual value after 10 years of service. Beyond that, they can be refurbished and leased again. And at the end of its life, the ASW is fully recyclable.

Benefits:

- Reduces cost per hour/mile by up to 60%
- Up to 30% reduced rolling resistance, reducing CO2 and NOX emissions, and making electrical cars go farther
- Saves at least 8% fuel
- Up to 40% higher payload capacity
- Durable and heat resistant, reduces downtime caused by tire failure and replacement
- No risk of explosion = safer
- No need for tire pressure and temperature checks
- Self-aligning, self-balancing, no wheel rotation necessary
- Functions as a flexible torque coupler
- Easy installation requiring no specialized equipment and individually replaceable treads do not require wheel removal


REVOLUTIONARY AIR SUSPENSION WHEELS
ENGINEERED TO SAVE LIVES
SAFEST WHEEL
IN THE INDUSTRY



INDESTRUCTIBLE:
HEAT RESISTANT AND DURABLE

The steel structure conducts the heat away from the treaded shoes. Negligible heat generation by the tread compression/decompression.



SAFEST WHEEL IN THE INDUSTRY AND ENVIRONMENTALLY FRIENDLY

The Air Suspension Wheel® can't explode or overheat, making it safe for workers. It eliminates downtime due to tire failure and is 100% recyclable.



LOWEST PROJECTED COST PER HOUR: SAVE UP TO 60%

Amortized over ten years, the Air Suspension Wheel® reduces the cost per hour by 40-80%. Maintenance cost includes cylinder servicing and tread replacements.

**Image of GACW's Air Suspension Wheel. The Company has manufactured 22 more ASWs to be tested; the Air Suspension Wheel is not yet available on the market.*

THE MARKET

A Growing Industry with Applications in both Off-The-Road and Over-The-Road Market Segments

GACW's focus is catering to the demand from miners seeking viable tire solutions and it is a substantial market for us. The global OTR tire market is estimated to reach $32 billion in 2022 (Source). However, the ASW technology can be applied to all verticals where traditional rubber tires are used, and this market is immense. The overall global tire market is anticipated to reach $280 billion by 2024 with a projected CAGR of 3.2%.


GLOBAL OTR TIRE MARKET
2022
$32 BILLION


GLOBAL OTR TIRE MARKET SHARE
$ Millions
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Asia Pacific
Europe
North America
Central and South America
Middle East and Africa

Source

OUR TRACTION

The Air Suspension Wheels are Gaining the Traction We Need to Thrust Us into the Main Market

From 2016 - 2020, our patented technology underwent multiple rounds of field testing with global mining companies with progressively positive results. The data ASW obtained showed lower operating costs, improved safety and a better overall environmental footprint. The testing also brought the ASW to Technology Readiness Level (TRL) 8, a NASA-developed measurement of technology maturity. TRL 9 is a commercially ready product.

This success caught the attention of additional international Tier 1 mining companies, and we are now working with our global manufacturing partner, OTR Wheel Engineering, to complete wheel designs for multiple trucks and loaders.

In Q2 2022, the manufacturing of two purchase orders (PO) for in total 22 wheels was completed. These wheels are to be installed at operational mining vehicles for beta testing in Q3 2022. Once KPIs (Key Performance Indicators) are met, more POs for these ASWs are expected to follow.

In June 2022, the company received a PO for ASWs for a CAT 793 truck operated from a mining site in the USA. GACW has also been issued more patents - bringing the total number of granted patents to eights, protecting the ASW technology even more.


SUCCESSFULLY TESTED
AT U.S. OPEN PIT MINE
SUCCESSFUL PRESSURE,
STRAIN, AND BALANCE TESTS

We have raised more than $3 million, created an experiences Board of Directors and formed a first-class Advisory Board.

The ASW technology has a strong patent portfolio with one granted, with 16 patents pending.


$3 MILLION RAISED
OTR Wheel Engineering
Partnership
8 PATENTS GRANTED
50 PENDING

WHY INVEST

Help Us Make the Entire Tire Industry Better



**Image of GACW's Air Suspension Wheel. The Company has manufactured 22 more ASWs to be tested; the Air Suspension Wheel is not yet available on the market.*

Many industries operate under the status quo, resistant to change. Companies that are reluctant to innovate will not survive. Those companies that do adopt new technologies and embrace innovation will prosper. Tire use and its negative environmental impact will change inevitably. Governments are starting to mandate change on tire disposal and this is already accelerating our technology's adaptation into the market.

Our Air Suspension Wheels are an effective and viable alternative to rubber tires. They are cost-efficient, safe and are better for the environment and those industries that rely on it.


COST EFFICIENT,
SAFER & BETTER FOR
THE ENVIRONMENT

Help us change the tire industry!

December 2011



The idea for the Air Suspension Wheel was born

Dr. Zoltan Kemeny, our founder and CEO, came up with the idea of the ASW while in Spain where a large tire fire released toxic fumes and caused fatalities. Something had to change.

June 2016



First patent granted by the USTPO!

GACW receives the first patent for the unique Air Suspension Wheel design. Now the company R&D can commence.

2016/2017



Proof of Concept and first tests

Once the patent was granted, it was time to take the idea from the drawing board into the field. This had encouraging results.

November 2018


ANGEL INVESTOR

Angel loan secured

Building on momentum of the South African tests, GACW attracted an angel loan to manufacture even larger wheels for a CAT 777 truck.

Q3 2019 - Q1 2020



Further field testing

Three rounds of testing in Elko, NV. These further confirmed the engineering done. Some improvements still had to be made.

Q2 2021


PURCHASE ORDER

First Purchase Order!

The first PO received by a Chilean company for the ASWs. The engineers got to work straight away.

Q2 2021


PATENTED

Three More Patents Granted

The ASW is unique and very patentable. The company's main asset is the IP portfolio. Working with the best patent lawyers, GACW got three more patents issued!

Q3 2021


PURCHASE ORDER

Second Purchase Order

The second PO is for one of the largest wheel sizes for a CAT 994. The overall diameter is nearly 4m!

Q3 2021

Start Engine campaign starts

Because the ASW is still in its R&D phase, more investment is required to continue the development. The message resonates with the public and GACW raises over $ 3mm.

Q3 2021



Start Production of Drum Crusher Wheels

The 'Drum Crusher' wheels starting production.

Q3 2021



Start Production 994 Wheels

The 994 ASW's production starts concurrently. The expected manufacturing time is about six months.

Q2 2022


PURCHASE ORDER

Third Purchase Order for a trial in the USA

Purchase order received for a CAT 794 (40.00R47 tire size) for an USA based company. This is a very common tire size within the mining industry.

Q2 2022



Four (!) More Patents Granted!

Protecting the IP is most important as the patents are the main assets of the company. GACW has a total of eight issued patents now.

Q2 2022



Manufacturing of the Wheels done!

Both the Drum Crusher and the 994 ASWs are done. They are now on their way to the end users in Chile and Australia.

PROJECTED: Q3 2022



Installation of the ASWs in Chile and Australia

Further field trials will commence with the Drum Crusher and the 994 ASWs. We expect to get data regarding fuel saving and tread ware.

In the Press


Sustainability


Mining



SHOW MORE

Meet Our Team



Dr. Zoltan Kemeny

Chief Executive Officer, President, and Treasurer

Acknowledged expert in vehicle dynamics with over 44 years of experience in R&D and engineering. Owns and co-owns over 250 patents and Built up four startups and exited with success. Holds degrees in structural dynamics engineering, architecture, and seismology.



Harmen van Kamp

Senior Vice President of Global Sales

Sales professional with over 15 years of experience in sales and business development. Worked in various sectors including mining, heavy machinery, FMCG, and agricultural technology.



Morten Jensen

Senior Engineer

Senior mechanical design engineer with over 25 years of experience across variuos industries. Focus on all aspects of design - ranging from conceptual design, detailed CAD design, design analytics and numerical simulations, testing and quality control, and design documentation."

MOD Ventures

Fractional CFO and Accounting Services

MOD Ventures, LLC is the premier outsourced accounting and advisory firm.

We work with business owners and entrepreneurs across the country to provide clarity and peace of mind. We guide and support them to realize their business and personal goals.



Tim Bromelkamp

Government Business Development Consultant

An experienced business development consultant who has helped position businesses and other organizations to sell their products or services to the U.S. Department of Defense, other federal agencies, and industry.



Jan Lorant

Non-Executive Director

President and Lead Designer for Gabor Lorant Architects, a firm that has provided architectural and engineering services to federal, state and municipal entities in 38 states and 3 countries throughout its 56-year history. With over 30 years of experience, Mr. Lorant has a thorough understanding of all aspects of design and construction of complex buildings and structures including large industrial facilities, redundant and resilient public safety centers as well as college/university research buildings.



Mark Keenan

Non-Executive Director

Co-founder and Chairman of KHS&S, one of the largest design-assist building companies in the world. More than 35 years of experience performing nearly every facet of construction, ranging from field operations supervision to senior executive management.



Marc Hellmann

Advisory Board Member

Marc Hellmann is the CEO of HANSA-FLEX South Africa, a division of HANSA-FLEX International, Germany. The group's business activities span 40 countries worldwide and specialize in Fluid Technology. Marc is a global entrepreneur and businessman currently serving on the Board of Directors of various companies throughout the U.S., Africa, Germany and Australia.



Dr. Avi Wiezel

Advisory Board Member

Avi Wiezel currently serves as the assistant dean at Ira A. Fulton Schools of Engineering (Arizona State University) and is an associate professor in the School of Sustainable Engineering. Dr. Wiezel held several managerial positions within construction and engineering firms throughout Europe and the Middle East.



Maria Kemeny

Secretary

Secretary of GACW Inc.

Offering Summary

Company	GACW Incorporated
Corporate Address	3110 West Ray Road, Suite 201, Chandler, AZ 85226
Offering Minimum	$9,999.36
Offering Maximum	$1,643,826.24
Minimum Investment Amount (per investor)	$248.64

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,464
Maximum Number of Shares Offered	:	733,851
Price per Share	:	$2.24
Pre-Money Valuation	:	$39,970,598.08

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 5 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

• USD 5,000 investment, 5% bonus shares

• USD 10,000 Investment, 7% bonus shares

• USD 20,000 Investment, 10% bonus shares

• USD 50,000 Investment, 12% bonus shares

• USD 100,000 Investment, 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Air Cylinder Wheels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.24/ share, you will receive and own 110 shares for $224. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

You're the first to know: GACW can receive investments again

22 hours ago

We are excited to announce that we are able to receive investments for our crowdfunding campaign on StartEngine.com again as of now.

Previously we've received exceptional demand on our StartEngine campaign. After the end date of the campaign many of you have contacted us asking when the campaign would be reopened for investing. We would therefore like to thank you for your patience whilst we restarted the campaign.

Please take advantage now of our time sensitive incentive:

First 48 hours | 15% bonus shares

If you are already an investor in GACW then now is your chance to double down.

Help us change the tire industry

GACW has literally reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire. The patented Air Suspension Wheel (ASW) is an airless mechanical wheel constructed primarily of steel with in-wheel pneumatic suspension.

Best regards,

The GACW Team



END OF UPDATES

Comments (5 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Anthony S. 2 INVESTMENTS 5 hours ago

Can see the benefits in a solution like this. Neat concept and like that you're heavily invested in IP protection through patents.

As this solution is much more complex compared to a traditional huge piece of treaded rubber/composite on a wheel, to likely hundreds of moving parts, cylinders, springs, etc., have you calculated maintenance/repair costs of the wheel into your end-of-life value projections, and how those costs affect potential vehicle down-time, access to a wheel technician, etc?

Are any modifications to the existing vehicle suspension components required, since the wheels appear to have some sort of a suspension integrated into the wheel?

Also, what are the biggest drawbacks, concerns that prospective clients are expressing to you as barrier to entry?

Have you discussed licensing the technology to major tire manufacturers? If so, response, if not, why?

Have you discussed OEM deals with Caterpillar or other large-vehicle manufacturers? If so, response, if not, why?

Thank you for this innovative solution, and I look forward to your responses.

0

Carmelia M. 15 INVESTMENTS 14 hours ago

Any debt? And hows the operating cash flow? Also, any free cash flow too mention?

0

Dennis W. 1 INVESTMENT 18 hours ago
When do you expect an underwritten public offering?
Dennis White
0 View 1 reply

Christopher Z. 9 INVESTMENTS 19 hours ago
1. How did you deploy the $3.3M from the last raise, given that you appear to have also had an angel investor come in with another $1.7M and you now only have $0.5M in cash?
2. Have you filed for patent protection in international jurisdictions? If so, what is their status?
3. Are there any known threats to your patents in the US or international jurisdictions, e.g., from the Israeli company you cite in your Form C?
4. You cite competitors, but what *specific products* of theirs are most comparable, and what gives you the edge? In your last raise. There was good discussion on reduced liability and longer product life. Anything else relative to those specific products?
5. I perceive a much more cautious/conservative tone in this raise's offering materials. It feels like a much higher risk sensitivity/concern to me. Please address why, or, alternately, explain why I'm misreading the situation.
4 View 2 replies

Carmelia M. 15 INVESTMENTS 19 hours ago
Good luck with this round guys it's great to see that other guys still want to invest in GACW
1 View 1 reply

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Global Air Cylinder Wheels has reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire.
Once a rubber tire has outlived its usefulness, old tires are often left in landfills, buried or burned, releasing harmful chemicals and heavy metals into water and air. According to National Geographic, tires account for up to 10% of microplastics in the world's oceans.
We are changing that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle.
The Air Suspension Wheel is an airless mechanical wheel constructed primarily of steel with in-wheel suspension.
An industry that uses and disposes of rubber tires at an alarming rate, is the mining industry.
Off-the-Road rubber mining tires only last six to nine months due to their intensive use.
On the other hand, Air Suspension Wheels last as long as the vehicle itself and therefore save up to 60% in costs. They are also safer, stronger, and are 100% recyclable.
The Air Suspension Wheel underwent extensive field testing and is near commercialization into the projected $30 billion, Off-the-Road tire market.
There is great potential in the construction, agriculture, automotive, trucking, bicycle, and even armored vehicle industries.
Currently, the Air Suspension Wheel has no direct competitors and has a well-protected patent portfolio.
Tire use and its negative environmental impact must change.
Help us change the tire industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Arizona Corporation Commission - RECEIVED: 3/6/2020
Arizona Corporation Commission - FILED: 3/6/2020
20030613086084

FIRST AMENDMENT TO ARTICLES OF INCORPORATION OF GACW INCORPORATED

WHEREAS, GACW, Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation desires to amend its Articles of Incorporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

Except as amended by this First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation and this First Amendment, the terms of this First Amendment shall control.

Dated this 2nd day of January 2020.

GACW Incorporated

By: ______________________
Zoltan Kemeny

Its: President

ARTICLES OF INCORPORATION OF GACW INCORPORATED

1. Name. The name of the Corporation is GACW Incorporated.

2. Initial Business. The Corporation initially intends to conduct the business of designing, developing, marketing, selling and financing of mechanical air suspension wheels and any or all related lawful business purposes for which corporations may be formed.

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of common stock and 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

4. Known Place of Business in Arizona. The street address of the known place of business of the Corporation is 3100 West Ray Road, Suite 201, Chandler, Arizona 85226

5. Statutory Agent in Arizona. The name and address of the statutory agent of the Corporation is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226.

6. Board of Directors. The initial Board of Directors shall consist of two Director. The name and address of each person who is to serve as a Director until the first annual meeting of Shareholders or until his or her successor is elected and qualifies is:

   Zoltan Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   Maria Kemeny
   5661 West Park Avenue
   Chandler, Arizona 85226

   The number of persons to serve on the Board of Directors thereafter shall be fixed by the bylaws.

7. Incorporators. The names and addresses of the incorporator is Zoltan Kemeny, 5661 West Park Avenue, Chandler, Arizona 85226. All powers, duties and responsibilities of the incorporator shall cease at the time of delivery of these Articles of Incorporation to the Arizona Corporation Commission.

8. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify any person who incurs expenses or liabilities by reason of the fact he or she is or was an Officer, Director, Employee or Agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, Employee or Agent of another corporation, partnership, joint venture, trust or other enterprise. This indemnification shall be mandatory in all circumstances in which indemnification is permitted by law.

9. Limitation of Liability. To the fullest extent permitted by the Arizona Revised Statutes, as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action as a Director. No appeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a Director of the Corporation occurring prior to such repeal, amendment or modification.

Executed this 20 day of September, 2019 by all of the Incorporators.

Zoltan Kemeny

ACCEPTANCE OF APPOINTMENT
BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of GACW Incorporated effective this 30 day of September, 2019.

Zoltan Kemeny
5661 West Park Avenue
Chandler, AZ 85226

19122709342670

RECEIVED

NOV 2 6 2019

ARIZONA CORP COMMISSION
CORPORATIONS DIVISION

DO NOT WRITE ABOVE THIS LINE; RESERVED FOR ACC USE ONLY.

CERTIFICATE OF DISCLOSURE

Read the Instructions C003i

1. **ENTITY NAME** – give the exact name of the corporation in Arizona:
GACW Incorporated

2. **A.C.C. FILE NUMBER** (if already incorporated or registered in AZ):________________
Find the A.C.C. file number on the upper corner of filed documents OR on our website at: http://www.azcc.gov/Divisions/Corporations

3. **Check only one of the following to indicate the type of Certificate:**
   - [X] Initial (accompanies formation or registration documents)
   - [ ] Annual (credit unions and loan companies only)
   - [ ] Supplemental to COD filed ________________ (supplements a previously-filed Certificate of Disclosure)

4. FELONY/JUDGMENT QUESTIONS:

Has any person (a) who is currently an officer, director, trustee, or incorporator, or (b) who controls or holds over ten per cent of the issued and outstanding common shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation been:

4.1	Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	[ ] Yes	[X] No
4.2	Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses or restraint of trade or monopoly in any state or federal jurisdiction within the five-year period immediately preceding the signing of this certificate?	[ ] Yes	[X] No
4.3	Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the five-year period immediately preceding the signing of this certificate, involving any of the following: a. The violation of fraud or registration provisions of the securities laws of that jurisdiction; b. The violation of the consumer fraud laws of that jurisdiction; c. The violation of the antitrust or restraint of trade laws of that jurisdiction?	[ ] Yes	[X] No
4.4	If any of the answers to numbers 4.1, 4.2, or 4.3 are **YES**, you **MUST** complete and attach a Certificate of Disclosure Felony/Judgment Attachment form C004.		

5. BANKRUPTCY QUESTION:			
5.1	Has any person (a) who is currently an officer, director, trustee, incorporator, or (b) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation, served in any such capacity or held a twenty per cent interest in **any other corporation** (not the one filing this Certificate) on the bankruptcy or receivership **of the other corporation**?	☐ Yes	☒ No
5.2	If the answer to number 5.1 is **YES**, you **MUST** complete and attach a Certificate of Disclosure Bankruptcy Attachment form C005.		

IMPORTANT: If within 60 days of the delivery of this Certificate to the A.C.C. any person not included in this Certificate becomes an officer, director, trustee or person controlling or holding over ten per cent of the issued and outstanding shares or ten per cent of any other proprietary, beneficial or membership interest in the corporation, the corporation must submit a SUPPLEMENTAL Certificate providing information about that person, signed by all incorporators or by a duly elected and authorized officer.

SIGNATURE REQUIREMENTS:	
Initial Certificate of Disclosure:	This Certificate must be signed by all incorporators. If more space is needed, complete and attach an Incorporator Attachment form C084.
Foreign corporations:	This Certificate may be signed by a duly authorized officer or by the Chairman of the Board of Directors.
Credit Unions and Loan Companies:	This Certificate must be signed by any 2 officers or directors.

Name: Zoltan A. Kemeny
Address 1: 5661 W. Park Ave.
Address 2:
City: Chandler State: AZ Zip: 85226
Country:

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☒ I ACCEPT

Signature: [signature]
Printed Name: Zoltan A. Kemeny
Date:

REQUIRED – check only one:

☒ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.
☐ **Officer -** I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Name:
Address 1:
Address 2:
City: State: Zip:
Country:

SIGNATURE – *see Instructions C003i:*

By typing or entering my name and checking the box marked "I accept" below, I acknowledge *under penalty of perjury* that this document together with any attachments is submitted in compliance with Arizona law.

☐ I ACCEPT

Signature:
Printed Name:
Date:

REQUIRED – check only one:

☐ **Incorporator -** I am an incorporator of the corporation submitting this Certificate.
☐ **Officer -** I am an officer of the corporation submitting this Certificate
☐ **Chairman of the Board of Directors -** I am the Chairman of the Board of Directors of the corporation submitting this Certificate.
☐ **Director** – I am a Director of the credit union or loan company submitting this Certificate.

Filing Fee: None All fees are nonrefundable - see Instructions.	Mail: Arizona Corporation Commission - Corporate Filings Section 1300 W. Washington St., Phoenix, Arizona 85007 Fax: 602-542-4100

Please be advised that A.C.C. forms reflect only the **minimum** provisions required by statute. You should seek private legal counsel for those matters that may pertain to the individual needs of your business.
All documents filed with the Arizona Corporation Commission are **public record** and are open for public inspection.
If you have questions after reading the Instructions, please call 602-542-3026 or (within Arizona only) 800-345-5819.